February 10, 2006

Mr. William Choi

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC 20549

RE:	Trans World Entertainment Form 10-K for the Fiscal Year Ended January 29, 2005
File Number 0-14818

Dear Mr. Choi:

This letter is submitted on behalf of Trans World Entertainment (“Trans World Entertainment” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Company dated January 31, 2006.  For your convenience the Staff’s comments and the responses thereto are set forth sequentially below.

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Gift Certificates, page 39

1.              We note that you estimate breakage based on the historical relationship of the redemption of gift cards redeemed to gift cards sold over a certain period of time. Please tell us your basis in GAAP for recognizing revenue before either performance or a legal release from the liability as contemplated by SFAS No.140. In doing so, tell us whether all of your gift cards and certificates are redeemable for cash and carry expiration dates and whether and how your accounting policies differ with respect to gift cards and certificates that do and do not carry expiration dates. Please also tell us whether you recognize breakage upon sale of the gift cards and certificates over the term of your performance obligation and your basis in GAAP for doing so. We generally do not believe that any breakage should be recognized at the point of purchase. In your response, please provide historical evidence that demonstrates to us that the demand for future performance with respect to the estimated breakage recognized is remote and that the estimate is based on a large population of homogenous transactions. Consider providing us with a schedule that reflects the following information for an appropriate historical period:

•                                the number and dollar amount of gift cards purchased by year;

•                                the number, dollar amount and percentage of gift cards redeemed in the year of purchase and in each subsequent year;

•                                the number, dollar amount and percentage of gift cards outstanding at the end of the year of purchase and each subsequent year; and

•                                the breakage recognized on a quarterly basis for the historical periods presented in the filing.

Finally, tell us where breakage is classified in your statements of operations.

COMPANY RESPONSE:

We sell gift cards that are redeemable only for merchandise and have no expiration date and have considered the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting and Servicing of Financial Assets and Extinguishment of Liabilities” in the evaluation of our liability of gift cards. We derecognize our card liability when either customers redeem cards (at which point we record revenue) or the Company determines it does not have a legal obligation to remit unredeemed cards to the relevant jurisdictions and the likelihood of the cards being redeemed becomes remote (at which point we record breakage as a credit to selling, general and administrative expenses).

Our accounting for gift cards is based on estimating the Company’s liability for future card redemptions as of a reporting period end.  In response to the Staff’s comments, we have completed a historical analysis of our gift card liability. A summary of our analysis is presented and discussed below.  In summary, our estimated liability is equal to two years of unredeemed cards, plus an amount for outstanding cards that may possibly be redeemed for the cumulative look back period, exclusive of the last two years.  As mentioned above, the Company has considered the guidance within SFAS No. 140, but has determined there is a remote chance that customer will require performance on the remaining card balances not included in the liability and this is recorded as breakage.

We considered Emerging Issues Task Force (“EITF”) No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” in establishing our accounting for gift cards, which defines breakage as “the portion or percentage of customers eligible to qualify for an offer who ultimately will not earn and/or claim an incentive award or consideration (such as rebates or refunds) from a vendor.”  We believe our treatment is analogous with EITF No. 01-9 in that the measurement of our gift card liability is based on the estimated number of customers that will ultimately redeem the gift cards (that is, breakage is considered as it can be reasonably estimated).  Our ability to reasonably and reliably estimate the liability is based on our historical experience with gift cards and similar types of arrangements and the existence of a large volume of relatively homogeneous transactions.

We further considered SFAS No. 48, “Revenue Recognition When Right of Return Exists”, when estimating the percentage of card balances where performance is deemed remote.  Our percentage is based on a history of gift card sales, actual redemptions and unredeemed cards for a period of more than ten years reflecting a large, homogeneous population of transactions.  Our estimate is not susceptible to significant external factors and the circumstances around card sales and redemptions have not changed significantly over time.  We believe that this analogous view is consistent with the guidance presented within the interpretative response to question 1 presented in Staff Accounting Bulletin No. 104, “Revenue Recognition,” topic 13.A.4(a).

The following table presents the amounts of purchases and redemptions of gifts cards for a cumulative ten year period and the three most recent years and demonstrates the percentage of purchases over redemptions to card purchases:

(000) omitted

		Redemptions		Purchases over Redemptions
Period	Purchases	Amount	%	Amount	%
Cumulative-
10 Year	$312,583	$273,230	87.4%	$39,353	12.6%
2004	36,995	32,806	88.7%	4,189	11.3%
2003	37,238	32,466	87.2%	4,772	12.8%
2002	36,047	32,493	90.1%	3,554	9.9%

The above table demonstrates that the Company has experienced a historical redemption percentage of 87.4% over the ten year period ended January 29, 2005 (fiscal 2004).

The actual percentage used by the Company to recognize breakage is less than the historical percentage of purchases over redemptions to card purchases as the Company believes it is possible that some card balances older than two years may still be redeemed.  The historical breakage recognized by the Company reflects the percentage of card balances where performance is deemed remote.  This is shown in the following table:

	2004	2003	2002

Cumulative gift card sales through period ending two years prior to reporting period (e.g. cumulative sales through 2002 in the 2004 calculation)	$256,288	$220,241	$177,707

Percentage amount considered remote	10.3%	9.9%	10.2%

Cumulative breakage	$26,383	$21,705	$18,194
Annual breakage	$4,678	$3,511	$3,540

Our assessment of the estimated gift card liability includes consideration of the historical percentage of gift cards whose redemption is remote.  The following analysis is a summary of the gift card liability recorded as of January 29, 2005:

2004 gift card purchases over redemptions	$4,189
2003 gift card purchases over redemptions	4,772
Subtotal	$8,961

Possible redemptions:

Cumulative gift card sales through 2002	$256,288
% of possible redemptions	3.3%	(*)
Liability for possible redemptions	$8,563

Gift card liability	$17,524

(*) Percentage is calculated as follows:

Total gift card sales	100.0%
Historical redemption% - prior 10 years	(86.4)
(1993 – 2002)
Remote redemption%	(10.3)
% of possible redemptions	3.3%

The Company began recording breakage on a quarterly basis in 2004 after reviewing the matter in conjunction with its efforts to comply with Section 404 of the Sarbanes Oxley Act.  Breakage recognized on a quarterly basis (pre-tax) for 2004 is as follows (000’s):

Fiscal 2004
First quarter	$289
Second quarter	368
Third quarter	321
Fourth quarter	3,700

Breakage recognized during fiscal years 2003 and 2002 was recorded in the fourth quarter.  Management calculated the impact on reported amounts included in its filing for the 2003 and 2002 quarters as if quarterly breakage had been recorded and determined the changes to be inconsequential as demonstrated in the following table.

	Fiscal 2003				Fiscal 2002
	Proforma Net Income (Loss)	Reported Net Income (Loss)	Proforma Diluted EPS	Reported Diluted EPS	Proforma Net Income (Loss)	Reported Net Income (Loss)	Proforma Diluted EPS	Reported Diluted EPS
Quarter 1	$(4,958)	$(5,085)	$(0.13)	$(0.13)	$(18,734)	$(18,874)	$(0.47)	$(0.47)
Quarter 2	$(2,781)	$(2,913)	$(0.07)	$(0.08)	$(6,868)	$(7,003)	$(0.17)	$(0.17)
Quarter 3	$(5,803)	$(5,912)	$(0.16)	$(0.16)	$(14,654)	$(14,760)	$(0.37)	$(0.37)
Quarter 4	$36,609	$36,977	$0.98	$0.99	$(5,214)	$(4,833)	$(0.13)	$(0.12)
Annual	$23,067	$23,067	$0.60	$0.60	$(45,470)	$(45,470)	$(1.13)	$(1.13)

Management further considered SAB 99 in its determination that the quarterly differences for 2003 and 2002 were inconsequential.  Among other reasons, by not presenting these quarterly changes, management would not:

•                  mask a change in earnings or other trends;

•                  change a loss into income or vice versa;

•                  hide a failure to meet analysts’ consensus expectations;

•                  concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability;

•                  affect the Company’s compliance with loan covenants or other contractual requirements;

•                  affect management’s compensation; or

•                  conceal an unlawful transaction.

The Company does not believe that the changes in certain financial statement line items, would change or influence the judgment of a reasonable person relying on the Company’s previously filed reports.  As such, it is improbable that restatement would result in a change in an investors’ view of the Company’s valuation.  Similarly, these amounts would not significantly change balances, classifications or trends as previously discussed by management in public reports.

In conclusion, the Company believes its accounting for gift cards has been consistently applied and evaluated in consideration of generally accepted accounting principles and our consolidated financial statements accurately reflect our gift card transactions, as well as estimate our associated redemption liability.

Note 4. Fixed Assets, page 42

2.   We note your disclosures on pages 13, 25, 37, and 43 regarding the correction of lease accounting errors and that the cumulative effect of the error was recorded in fiscal year 2004. It appears that your prior period statements of cash flows and balance sheet have not been revised to conform to your current presentation for construction allowances. Tell us why you did not restate your historical statements of cash flows to reflect construction allowances in operating activities. Additionally with regard to your lease accounting errors, please provide us with your qualitative and quantitative assessment of materiality for the quarterly and annual periods presented which supports your conclusion that these adjustments are not material to your historical financial statements and that no restatements are necessary. In your response, please provide a table showing the previously reported and “as adjusted” amounts for each applicable cash flow, balance sheet, and statement of operations line item. The “As adjusted” column should reflect your financial statements as if all lease accounting errors and misclassifications have been corrected. Refer to SAB Topics 5:F and 1:M.

COMPANY RESPONSE:

We have provided schedules as an attachment showing previously reported amounts and “as adjusted” amounts for each applicable cash flow, balance sheet, and statement of operations line item. The “as adjusted” column reflects amounts as if all lease accounting errors and misclassifications had been retroactively applied.  The corrections, individually and in the aggregate, do not significantly alter amounts reported for the prior years.  For each year presented:

•                  Reported earnings per share would not change by more than $0.02 or 2.2%, in the annual consolidated statement of operations;

•                  Reported current assets, total assets, current liabilities or total liabilities would not change by more than 4.0%, in the year-end consolidated balance sheets;

•                  Reported net cash provided by (used in) operating activities or net cash used by investing activities would not change by more than $1.7 million;

•                  Cash balances would not change;

•                  Similarly, quarterly reported amounts would not change significantly;

The Company believes further that the lease accounting adjustments were not material following its analysis of all relevant considerations in accordance with the guidance set forth in SAB 99.  Among other reasons, by not restating previously reported periods, the Company:

•                  did not mask a change in earnings or other trends;

•                  did not change a loss into income or vice versa;

•                  did not hide a failure to meet analysts’ consensus expectations;

•                  did not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability;

•                  did not affect the Company’s compliance with loan covenants or other contractual requirements;

•                  did not affect (increase) management’s compensation; and

•                  did not conceal of an unlawful transaction.

The Company does not believe that the changes in certain financial statement line items, as set forth in the aforementioned schedule, would change or influence the judgment of a reasonable person relying on the Company’s previously filed reports.  As such, it is improbable that restatement would result in a change in an investors’ view of the Company’s valuation.  Similarly, these amounts would not significantly change balances, classifications or trends as previously discussed by management in public reports.

Consequently, management believes that the consolidated financial statements as presented in the Company’s Annual Report on Form 10-K, taken together with the disclosures, do not omit or obscure any material information and do not require restatement.

Form 8-K filed August 11, 2005

3.  We note that you disclose the per-share impacts of an income tax benefit and a state tax charge. We also note that similar disclosure is included in your Form 8-K filed on November 10, 2005. As required by Release 33-8176, please disclose the following information in future filings:

•                  the reasons why management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations; and

•                  to the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measures that are not otherwise disclosed.

COMPANY RESPONSE:

Management will comply with the requirements of Release 33-8176 in its future filings.

**********

In addition, in connection with responding to the Staff’s comments, we acknowledge the following:

•                  The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned (telephone number 518-452-1242) as soon as practicable with any questions or further comments you may have concerning this matter with a copy to the parties mentioned below.  Your assistance in this matter is greatly appreciated.

Very Truly Yours,

/s/ John J. Sullivan

John Sullivan
Executive Vice President and Chief Financial Officer

CC:          Mark Holtzman, KPMG LLP via fax 518-689-4724

Gary Brooks, Cahill Gordon & Reindel LLP via fax 212-378-2406

Trans World Entertainment

Lease Accounting Adjustment - As Reported and As Adjusted

	Fiscal 2004	Fiscal 2003		Fiscal 2002
	As Reported	As Reported	As Adjusted	As Reported	As Adjusted
	1/29/2005	1/31/2004	1/31/2004	2/1/2003	2/1/2003
Consolidated Balance Sheets
Cash	$229,768	191,922	$191,922	197,050	$197,050
Accounts receivable	6,202	9,182	9,284	10,191	10,141
Merchandise inventory	431,246	424,783	424,783	378,005	378,005
Prepaid expenses and other	6,804	6,700	6,700	5,482	5,482
Current deferred taxes	15,526	7,349	7,349	4,977	4,977
Current assets	689,546	639,936	640,038	595,705	595,655

Fixed assets, net	130,196	125,641	138,206	155,417	171,699

Deferred taxes	25,039	39,964	40,373	40,667	40,764
Other assets	14,872	12,217	12,217	11,607	11,607
Total assets	$859,653	$817,758	$830,834	$803,396	$819,725

Accounts payable	$358,396	$306,298	$306,298	$326,959	$326,959
Income taxes payable	8,592	25,689	25,689	13,418	13,418
Accrued expenses and other	43,712	54,079	56,349	35,060	37,918
Current portion of long term debt	448	—	—	—	—
Current portion of capital leases	332	395	395	1,640	1,640
Current liabilities	411,480	386,461	388,731	377,077	379,935

Long term debt	5,060	—	—	—	—
Capital lease obligations, less current portion	6,977	7,465	7,465	7,860	7,860
Deferred rent and other long term liabilities	31,813	24,648	36,198	26,355	40,073
Total liabilities	455,330	418,574	432,394	411,292	427,868

Preferred stock	—	—	—	—	—
Common stock	550	542	542	540	540
Additional paid in capital	292,922	288,272	288,272	287,402	287,402
Unearned compensation - restricted stock	(46)	(23)	(23)	(116)	(116)
Treasury stock at cost	(186,298)	(146,055)	(146,055)	(129,103)	(129,103)
Accumulated other comprehensive loss	(1,094)	—	—	—	—
Retained earnings	298,289	256,448	255,704	233,381	233,134
Total shareholders’ equity	404,323	399,184	398,440	392,104	391,857
Total liabilities and shareholders’ equity	$859,653	$817,758	$830,834	$803,396	$819,725

	2004 QUARTERS
	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted
	5/1/2004	5/1/2004	7/31/2004	7/31/2004	10/30/2004	10/30/2004
Consolidated Balance Sheets
Cash	$88,458	$88,458	$39,927	$39,927	$18,658	$18,658
Accounts receivable	6,193	6,193	8,587	8,587	6,337	6,337
Merchandise inventory	442,630	442,630	422,209	422,209	459,246	459,246
Prepaid expenses and other	5,287	5,287	5,476	5,476	5,849	5,849
Income taxes receivable	—	—	—	—	3,829	3,829
Current deferred taxes	8,070	8,070	10,271	10,271	8,657	8,657
Current assets	550,638	550,638	486,470	486,470	502,576	502,576

Fixed assets, net	126,025	138,065	122,839	134,251	121,088	131,873

Deferred taxes	39,112	39,651	39,292	39,933	31,386	32,130
Other assets	14,906	14,906	14,081	14,081	14,063	14,063
Total assets	$730,681	$743,260	$662,682	$674,735	$669,113	$680,642

Accounts payable	$242,975	$242,975	$196,460	$196,460	$224,777	$224,777
Income taxes payable	15,306	15,306	1,760	1,760	3,940	3,940
Accrued expenses and other	42,289	44,608	37,388	39,755	35,965	38,381
Current portion of long term debt	—	—	436	436	442	442
Current portion of capital leases	407	407	418	418	431	431
Current liabilities	300,977	303,296	236,462	238,829	265,555	267,971

Long term debt	—	—	5,289	5,289	5,177	5,177
Capital lease obligations, less current portion	7,359	7,359	7,250	7,250	7,137	7,137
Deferred rent and other long term liabilities	23,866	35,018	22,756	33,509	13,891	24,246
Total liabilities	332,202	345,673	271,757	284,877	291,760	304,531

Preferred stock	—	—	—	—	—	—
Common stock	544	544	545	545	546	546
Additional paid in capital	288,964	288,964	289,220	289,220	289,672	289,672
Unearned compensation - restricted stock	(6)	(6)	(54)	(54)	(50)	(50)
Treasury stock at cost	(149,930)	(149,930)	(167,001)	(167,001)	(176,425)	(176,425)
Retained earnings	258,907	258,015	268,215	267,148	263,610	262,368
Total shareholders’ equity	398,479	397,587	390,925	389,858	377,353	376,111
Total liabilities and shareholders’ equity	$730,681	$743,260	$662,682	$674,735	$669,113	$680,642

	2003 QUARTERS
	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted
	5/3/2003	5/3/2003	8/2/2003	8/2/2003	11/1/03	11/1/03

Consolidated Balance Sheets
Cash	$62,016	$62,016	$44,868	$44,868	$19,840	$19,840
Accounts receivable	11,401	11,401	11,822	11,822	10,823	10,823
Merchandise inventory	401,678	401,678	371,413	371,413	509,360	509,360
Prepaid expenses and other	5,701	5,701	5,519	5,519	5,649	5,649
Current deferred taxes	4,721	4,721	5,309	5,309	8,898	8,898
Current assets	485,517	485,517	438,931	438,931	554,570	554,570

Fixed assets, net	147,503	162,844	140,301	154,751	135,452	149,010

Deferred taxes	36,388	36,590	35,718	35,998	36,267	36,593
Other assets	11,294	11,294	10,929	10,929	12,160	12,160
Total assets	$680,702	$696,245	$625,879	$640,609	$738,449	$752,333

Accounts payable	$222,219	$222,219	$189,018	$189,018	$277,293	$277,293
Income taxes payable	3,701	3,701	1,478	1,478	—	—
Borrowings under line of credit	—	—	—	—	12,108	12,108
Accrued expenses and other	33,021	35,732	31,708	34,272	51,291	53,708
Current portion of capital leases and long term debt	955	955	470	470	409	409
Current liabilities	259,896	262,607	222,674	225,238	341,101	343,518

Capital lease obligations, less current portion	7,765	7,765	7,668	7,668	7,568	7,568
Deferred rent and other long term liabilities	25,851	39,027	22,056	34,690	25,563	37,655
Total liabilities	293,512	309,399	252,398	267,596	374,232	388,741

Preferred stock	—	—	—	—	—	—
Common stock	541	541	541	541	542	542
Additional paid in capital	287,532	287,532	288,010	288,010	288,382	288,382
Unearned compensation - restricted stock	(76)	(76)	(348)	(348)	(303)	(303)
Treasury stock at cost	(129,103)	(129,103)	(140,104)	(140,104)	(143,874)	(143,874)
Retained earnings	228,296	227,952	225,382	224,914	219,470	218,845
Total shareholders’ equity	387,190	386,846	373,481	373,013	364,217	363,592
Total liabilities and shareholders’ equity	$680,702	$696,245	$625,879	$640,609	$738,449	$752,333

Trans World Entertainment

Lease Accounting Adjustment - As Reported and As Adjusted

NOTE:  Given immateriality of impact on the annual 2/1/03 results ($79K), analysis was NOT performed separately on the quarterly information.

	Fiscal 2004		Fiscal 2003		Fiscal 2002		Fiscal 2001		Fiscal 2000
	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted
	1/29/2005	1/29/2005	1/31/2004	1/31/2004	2/1/2003	2/1/2003	2/2/2002	2/2/2002	2/3/2001	2/3/2001
Consolidated Statements of Operations
Sales	$1,365,133	$1,365,133	$1,330,626	$1,330,626	$1,281,869	$1,281,869	$1,388,032	$1,388,032	$1,414,589	$1,414,589

Cost of sales	869,999	869,999	842,726	842,726	815,071	815,071	935,256	935,256	917,354	917,354
Gross profit	495,134	495,134	487,900	487,900	466,798	466,798	452,776	452,776	497,235	497,235

Selling, general and administrative expenses	450,162	449,009	459,441	460,250	465,893	466,153	422,737	422,876	416,990	416,935
Goodwill impairment charge	—	—	—	—	40,914	40,914	—	—	—	—
Income (loss) from operations	44,972	46,125	28,459	27,650	(40,009)	(40,269)	30,039	29,900	80,245	80,300

Interest expense	2,444	2,444	2,147	2,147	2,349	2,349	2,477	2,477	3,128	3,128
Other income	(1,039)	(1,039)	(718)	(718)	(1,231)	(1,231)	(2,120)	(2,120)	(6,543)	(6,543)
Income (loss) before income taxes, cumulative effect of change in accounting principle and extraordinary gain - unallocated negative goodwill	43,567	44,720	27,030	26,221	(41,127)	(41,387)	29,682	29,543	83,660	83,715
Income tax expense	4,892	5,301	8,302	7,990	(9,341)	(9,426)	12,891	12,831	43,510	43,531
Income (loss) before cumulative effect of change in accounting principle and extraordinary gain - unallocated negative goodwill	38,675	39,419	18,728	18,231	(31,786)	(31,961)	16,791	16,712	40,150	40,184
Extraordinary gain - unallocated negative goodwill, net of income taxes	3,166	3,166	4,339	4,339	—	—	—	—	—	—
Cumulative effect of a change in accounting principle, net of income taxes	—	—	—	—	(13,684)	(13,684)	—	—	—	—
Net income	$41,841	$42,585	$23,067	$22,570	$(45,470)	$(45,645)	$16,791	$16,712	$40,150	$40,184

Basic Earnings Per Share
Earnings per share before cumulative effect of change in accounting principle and extraordinary gain - unallocated negative goodwill	$1.12	$1.14	$0.50	$0.49	$(0.79)	$(0.79)	$0.40	$0.40	$0.84	$0.84
Extraordinary gain - unallocated negative goodwill, net of income taxes	$0.09	$0.09	$0.12	$0.12	$—	$—	$—	$—	$—	$—
Cumulative effect of a change in accounting principle net of income taxes	$—	$—	$—	$—	$(0.34)	$(0.34)	$—	$—	$—	$—
Basic earnings per share	$1.21	$1.23	$0.62	$0.60	$(1.13)	$(1.13)	$0.40	$0.40	$0.84	$0.84

Weighted average shares - basic	34,531	34,531	37,422	37,422	40,224	40,224	41,938	41,938	47,597	47,597

Diluted Earnings Per Share
Earnings per share before cumulative effect of change in accounting principle and extraordinary gain - unallocated negative goodwill	$1.07	$1.09	$0.49	$0.48	$(0.79)	$(0.79)	$0.39	$0.39	$0.83	$0.83
Extraordinary gain - unallocated negative goodwill, net of income taxes	$0.09	$0.09	$0.11	$0.11	$—	$—	$—	$—	$—	$—
Cumulative effect of a change in accounting principle net of income taxes	$—	$—	$—	$—	$(0.34)	$(0.34)	$—	$—	$—	$—
Diluted earnings per share	$1.15	$1.17	$0.60	$0.59	$(1.13)	$(1.13)	$0.39	$0.39	$0.83	$0.83

Weighted average shares - diluted	36,296	36,296	38,209	38,209	40,224	40,224	42,553	42,553	48,498	48,498

Balance Sheet Data
Total assets	859,653	859,653	817,758	830,834	803,396	819,725	935,418	953,564	1,002,002	1,021,138
Current portion of long term obligations	780	780	395	395	1,640	1,640	4,711	4,711	5,702	5,702
Long term obligations	12,037	12,037	7,465	7,465	7,860	7,860	9,500	9,500	13,767	13,767
Shareholders’ equity	404,323	404,323	399,184	398,440	392,104	391,857	448,066	448,241	448,822	448,919

	2004 QUARTERS
	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted
	5/1/2004	5/1/2004	7/31/2004	7/31/2004	10/30/2004	10/30/2004	1/29/2005	1/29/2005
Consolidated Statements of Operations
Sales	$304,483	$304,483	$277,182	$277,182	$270,013	$270,013	$513,455	$513,455

Cost of sales	191,178	191,178	174,144	174,144	170,045	170,045	334,632	334,632
Gross profit	113,305	113,305	103,038	103,038	99,968	99,968	178,823	178,823

Selling, general and administrative expenses	109,695	109,972	108,899	109,176	108,863	109,140	122,705	120,720
Income (loss) from operations	3,610	3,333	(5,861)	(6,138)	(8,895)	(9,172)	56,118	58,103

Interest expense	317	317	407	407	578	578	103	103
Income (loss) before income taxes, cumulative effect of change in accounting principle and extraordinary gain - unallocated negative goodwill	3,293	3,016	(6,268)	(6,545)	(9,473)	(9,750)	56,015	58,000
Income tax expense	1,252	1,150	(13,397)	(13,499)	(4,299)	(4,401)	21,336	22,051
Income (loss) before extraordinary gain - unallocated negative goodwill	2,041	1,866	7,129	6,954	(5,174)	(5,349)	34,679	35,949
Extraordinary gain - unallocated negative goodwill, net of income taxes	418	418	2,178	2,178	570	570	—	—
Net income	$2,459	$2,284	$9,307	$9,132	$(4,604)	$(4,779)	$34,679	$35,949

Basic Earnings Per Share
Earnings per share before extraordinary gain - unallocated negative goodwill	$0.06	$0.05	$0.20	$0.20	$(0.15)	$(0.15)	$1.04	$1.08
Extraordinary gain - unallocated negative goodwill, net of income taxes	$0.01	$0.01	$0.06	$0.06	$0.01	$0.01	$—	$—
Basic earnings per share	$0.07	$0.06	$0.26	$0.26	$(0.14)	$(0.14)	$1.04	$1.08

Weighted average shares - basic	35,981	35,981	35,100	35,100	33,812	33,812	33,232	33,232

Diluted Earnings Per Share
Earnings per share before extraordinary gain - unallocated negative goodwill	$0.06	$0.05	$0.19	$0.19	$(0.15)	$(0.15)	$0.98	$1.02
Extraordinary gain - unallocated negative goodwill, net of income taxes	$0.01	$0.01	$0.06	$0.06	$0.01	$0.01	$—	$—
Diluted earnings per share	$0.07	$0.06	$0.25	$0.25	$(0.14)	$(0.14)	$0.98	$1.02

Weighted average shares - diluted	37,609	37,609	36,855	36,855	33,812	33,812	35,226	35,226

	2003 QUARTERS
	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted
	5/3/2003	5/3/2003	8/2/2003	8/2/2003	11/1/2003	11/1/2003	1/31/2004	1/31/2004
Consolidated Statements of Operations
Sales	$273,402	$273,402	$246,746	$246,746	$268,506	$268,506	$541,972	$541,972

Cost of sales	175,831	175,831	150,209	150,209	172,199	172,199	344,487	344,487
Gross profit	97,571	97,571	96,537	96,537	96,307	96,307	197,485	197,485

Selling, general and administrative expenses	105,946	106,148	104,650	104,852	109,203	109,405	139,642	139,845
Income (loss) from operations	(8,375)	(8,577)	(8,113)	(8,315)	(12,896)	(13,098)	57,843	57,640

Interest expense	159	159	342	342	549	549	379	379
Income (loss) before income taxes and extraordinary gain - unallocated negative goodwill	(8,534)	(8,736)	(8,455)	(8,657)	(13,445)	(13,647)	57,464	57,261
Income tax expense	(3,449)	(3,527)	(5,542)	(5,620)	(5,342)	(5,420)	22,635	22,557
Income (loss) before extraordinary gain - unallocated negative goodwill	(5,085)	(5,209)	(2,913)	(3,037)	(8,103)	(8,227)	34,829	34,704
Extraordinary gain - unallocated negative goodwill, net of income taxes	—	—	—	—	2,191	2,191	2,148	2,148
Net income	$(5,085)	$(5,209)	$(2,913)	$(3,037)	$(5,912)	$(6,036)	$36,977	$36,852

Basic Earnings Per Share
Earnings per share before extraordinary gain - unallocated negative goodwill	$(0.13)	$(0.13)	$(0.08)	$(0.08)	$(0.22)	$(0.22)	$0.96	$0.96
Extraordinary gain - unallocated negative goodwill, net of income taxes	$—	$—	$—	$—	$0.06	$0.06	$0.06	$0.06
Basic earnings per share	$(0.13)	$(0.13)	$(0.08)	$(0.08)	$(0.16)	$(0.16)	$1.02	$1.02

Weighted average shares - basic	38,920	38,920	37,969	37,969	36,625	36,625	36,170	36,170

Diluted Earnings Per Share
Earnings per share before extraordinary gain - unallocated negative goodwill	$(0.13)	$(0.13)	$(0.08)	$(0.08)	$(0.22)	$(0.22)	$0.93	$0.93
Extraordinary gain - unallocated negative goodwill, net of income taxes	$—	$—	$—	$—	$0.06	$0.06	$0.06	$0.06
Diluted earnings per share	$(0.13)	$(0.13)	$(0.08)	$(0.08)	$(0.16)	$(0.16)	$0.99	$0.98

Weighted average shares - diluted	38,920	38,920	37,969	37,969	36,625	36,625	37,471	37,471

Trans World Entertainment

Lease Accounting Adjustment - As Reported and As Adjusted

	Fiscal 2004		Fiscal 2003		Fiscal 2002
	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted
	1/29/2005	1/29/2005	1/31/2004	1/31/2004	2/1/2003	2/1/2003
Consolidated Statements of Cash Flows
Operating Activities:
Net income	$41,841	$42,585	$23,067	$22,570	$(45,470)	$(45,645)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	39,796	38,560	40,539	43,894	42,476	45,553
Amortization of lease valuations	(844)	(844)	(893)	(893)	(148)	(148)
Stock compensation programs	90	90	143	143	368	368
Loss on disposal of fixed assets	2,848	2,848	2,544	2,928	2,834	3,176
Loss on impairment of fixed assets	—	—	3,682	3,682	—	—
Write off of investments in unconsolidated affiliates	—	—	—	—	9,311	9,311
Deferred tax expense (benefit)	6,948	7,357	(4,106)	(4,418)	(9,877)	(10,184)
Goodwill impairment charge	—	—	—	—	40,914	40,914
Cumulative effect of change in accounting principle, net of income taxes	—	—	—		13,684	13,684
Extraordinary gain, net of income taxes	(3,166)	(3,166)	(4,339)	(4,339)	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	2,980	3,082	1,009	857	(3,052)	(3,002)
Merchandise inventory	(4,009)	(4,009)	5,275	5,275	8,428	8,428
Prepaid expenses and other	(104)	(104)	(1,218)	(1,218)	1,298	1,298
Other assets	(2,730)	(2,730)	(353)	(353)	771	771
Accounts payable	52,098	52,098	(20,661)	(20,661)	(51,943)	(51,943)
Income taxes payable	(15,151)	(15,151)	12,479	12,479	(12,399)	(12,399)
Accrued expenses and other	(10,442)	(12,712)	12,849	12,261	784	784
Deferred rent and other long term liabilities	(4,224)	(1,973)	(3,134)	(5,150)	154	(1,178)

Net cash provided (used) by operating activities	105,931	105,931	66,883	67,057	(1,867)	(212)

Investing Activities:
Purchases of fixed assets	(33,398)	(33,398)	(16,989)	(17,163)	(40,331)	(41,986)
Purchase of investments in unconsildated affiliates	(2,000)	(2,000)	(37,044)	(37,044)	(577)	(577)
Proceeds from sale of fixed assets	—	—	—	—	34	34
Net cash used by investing activities	(35,398)	(35,398)	(54,033)	(54,207)	(40,874)	(42,529)

Financing Activities:
Proceeds from long term debt	5,760	5,760	—	—	—	—
Payments of long term debt	(252)	(252)	—	—	—	—
Payments of capital lease obligations	(551)	(551)	(1,640)	(1,640)	(4,711)	(4,711)
Payments for purchases of treasury stock	(40,247)	(40,247)	(16,952)	(16,952)	(11,301)	(11,301)
Proceeds from exercise of stock options	2,603	2,603	614	614	255	255
Net cash used by financing activities	(32,687)	(32,687)	(17,978)	(17,978)	(15,757)	(15,757)

Net decrease in cash and cash equivalents	37,846	37,846	(5,128)	(5,128)	(58,498)	(58,498)
Cash and cash equivalents, beginning of the year	191,922	191,922	197,050	197,050	255,548	255,548
Cash and cash equivalents, end of the year	229,768	229,768	191,922	191,922	197,050	197,050

	2004 QUARTERS
	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted
	13 Weeks	13 Weeks	26 Weeks	26 Weeks	39 Weeks	39 Weeks
	5/1/2004	5/1/2004	7/31/2004	7/31/2004	10/30/2004	10/30/2004
Consolidated Statements of Cash Flows
Operating Activities:
Net cash provided (used) by operating activities	(89,434)	(89,043)	(118,972)	(118,190)	(128,495)	(127,322)

Investing Activities:
Purchases of fixed assets	(9,686)	(10,077)	(15,590)	(16,372)	(22,602)	(23,775)
Purchase of investments in unconsolidated affiliates	—	—	(2,000)	(2,000)	(2,000)	(2,000)
Net cash used by investing activities	(9,686)	(10,077)	(17,590)	(18,372)	(24,602)	(25,775)

Financing Activities:
Borrowings under line of credit	—	—	—	—	3,940	3,940
Proceeds from long term debt	—	—	5,760	5,760	5,760	5,760
Payments of long term debt	—	—	(35)	(35)	(141)	(141)
Payments of capital lease obligations	(94)	(94)	(192)	(192)	(292)	(292)
Payments for purchases of treasury stock	(3,875)	(3,875)	(20,946)	(20,946)	(30,362)	(30,362)
Proceeds from exercise of stock options	328	328	683	683	928	928
Net cash used by financing activities	(3,641)	(3,641)	(14,730)	(14,730)	(20,167)	(20,167)

Net decrease in cash and cash equivalents	(102,761)	(102,761)	(151,292)	(151,292)	(173,264)	(173,264)
Cash and cash equivalents, beginning of the year	191,219	191,219	191,219	191,219	191,922	191,922
Cash and cash equivalents, end of the year	88,458	88,458	39,927	39,927	18,658	18,658

	2003 QUARTERS
	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted
	13 Weeks	13 Weeks	26 Weeks	26 Weeks	39 Weeks	39 Weeks
	5/3/2003	5/3/2003	8/2/2003	8/2/2003	11/1/2003	11/1/2003
Consolidated Statements of Cash Flows
Operating Activities:
Net cash provided (used) by operating activities	(131,525)	(131,482)	(133,532)	(133,446)	(136,013)	(135,884)

Investing Activities:
Purchases of fixed assets	(2,901)	(2,944)	(6,665)	(6,751)	(12,156)	(12,285)
Purchase of investments in unconsolidated affiliates	—	—	—	—	(25,600)	(25,600)
Net cash used by investing activities	(2,901)	(2,944)	(6,665)	(6,751)	(37,756)	(37,885)

Financing Activities:
Borrowings under line of credit	—	—	—	—	12,108	12,108
Payments of capital lease obligations	(780)	(780)	(1,362)	(1,362)	(1,523)	(1,523)
Payments for purchases of treasury stock	—	0	(11,001)	(11,001)	(14,771)	(14,771)
Proceeds from exercise of stock options	172	172	378	378	745	745
Net cash used by financing activities	(608)	(608)	(11,985)	(11,985)	(3,441)	(3,441)

Net decrease in cash and cash equivalents	(135,034)	(135,034)	(152,182)	(152,182)	(177,210)	(177,210)
Cash and cash equivalents, beginning of the year	197,050	197,050	197,050	197,050	197,050	197,050
Cash and cash equivalents, end of the year	62,016	62,016	44,868	44,868	19,840	19,840

	2002 QUARTERS
	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted
	13 Weeks	13 Weeks	26 Weeks	26 Weeks	39 Weeks	39 Weeks
	5/4/2002	5/4/2002	8/3/2002	8/3/2002	11/2/2002	11/2/2002
Consolidated Statements of Cash Flows
Operating Activities:
Net cash provided (used) by operating activities	(187,045)	(186,631)	(203,840)	(203,012)	(216,731)	(215,489)

Investing Activities:
Purchases of fixed assets	(5,253)	(5,667)	(16,944)	(17,772)	(32,370)	(33,612)
Purchase of investments in unconsildated affiliates	—	—	(860)	(860)	(891)	(891)
Disposal of videocassette inventory, net of purchases	528	528	528	528	—	—
Net cash used by investing activities	(4,725)	(5,139)	(17,276)	(18,104)	(33,261)	(34,503)

Financing Activities:
Borrowings under line of credit	—	—	—	—	26,314	26,314
Payments of capital lease obligations	(1,513)	(1,513)	(2,877)	(2,877)	(3,897)	(3,897)
Payments for purchases of treasury stock	(3,022)	(3,022)	(5,498)	(5,498)	(7,066)	(7,066)
Proceeds from exercise of stock options	203	203	427	427	256	256
Net cash used by financing activities	(4,332)	(4,332)	(7,948)	(7,948)	15,607	15,607

Net decrease in cash and cash equivalents	(196,102)	(196,102)	(229,064)	(229,064)	(234,385)	(234,385)
Cash and cash equivalents, beginning of the year	254,943	254,943	254,943	254,943	254,943	254,943
Cash and cash equivalents, end of the year	58,841	58,841	25,879	25,879	20,558	20,558